Exhibit 99.1

Trip.com Group Limited Reports Unaudited Second Quarter and First Half of 2021 Financial Results

Shanghai, China, September 23, 2021—Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced its unaudited financial results for the second quarter and first half of 2021.

Key Highlights for the Second Quarter of 2021

•	Our business has showed resilient recovery in the China domestic market.

•	Total net revenue increased by 86% year over year and 43% quarter over quarter, driven by the strong recovery momentum of the China domestic market.

•

Both our domestic hotel and air-ticket GMV increased by about 150% year over year. Compared with the same pre-COVID period in 2019, both domestic hotel and air ticketing reservations achieved double-digit growth in the second quarter.

•	Staycation travel continues to serve as a major driver of domestic recovery with local hotel reservations growing nearly 80% versus pre-COVID period in 2019.

•	Revenues from corporate travel management grew 141% year over year and 26% compared with the pre-COVID period in 2019.

“Overall, the Chinese domestic travel market has been encouraging, and we see great potential in international markets,” said James Liang, Executive Chairman. “Going forward, we will continue to be adaptive and responsive to the changing market conditions and the evolving demands of post-pandemic travelers.”

“Throughout the second quarter, we continued to focus on the domestic market in terms of supply chain, content capabilities, service quality, and technology advancement, to lay a solid foundation for new growth drivers beyond the pandemic,” said Jane Sun, Chief Executive Officer. “We also endeavor to maximize our social impacts while increasing the Company’s total value. We will keep improving as we strive towards our ideals.”

Second Quarter of 2021 Financial Results and Business Updates

The Company’s overall results for the second quarter of 2021 were negatively impacted by the COVID-19 pandemic, as well as subsequent outbreaks driven by new variants of COVID-19. However, benefiting from the general containment of the COVID-19 pandemic in China, the Company’s domestic business has continued to show a strong recovery, which has contributed to substantially all of its total revenue.

For the second quarter of 2021, Trip.com Group reported net revenue of RMB5.9 billion (US$912 million), representing an 86% increase from the same period in 2020, primarily due to the strong recovery of China’s domestic market. Net revenue for the second quarter of 2021 increased by 43% from the previous quarter, primarily due to the easement of China’s travel restrictions previously enhanced in January and February 2021.

Accommodation reservation revenue for the second quarter of 2021 was RMB2.5 billion (US$380 million), representing a 96% increase from the same period in 2020, and a 55% increase from the previous quarter, primarily due to the recovery of China’s domestic market.

Transportation ticketing revenue for the second quarter of 2021 was RMB2.1 billion (US$320 million), representing an 80% increase from the same period in 2020, and a 37% increase from the previous quarter, primarily due to the recovery of China’s domestic market.

Packaged-tour revenue for the second quarter of 2021 was RMB367 million (US$57 million), representing a 182% increase from the same period in 2020, and a 117% increase from the previous quarter, primarily due to the recovery of China’s domestic market.

Corporate travel revenue for the second quarter of 2021 was RMB390 million (US$60 million), representing a 141% increase from the same period in 2020, and a 55% increase from the previous quarter, primarily due to the recovery of China’s domestic market.

Gross margin was 79% for the second quarter of 2021, which increased from 72% for the same period in 2020 and 75% for the previous quarter.

Product development expenses for the second quarter of 2021 increased by 24% to RMB2.2 billion (US$345 million) from the same period in 2020, primarily due to an increase in product development personnel related expenses. Product development expenses stayed approximately the same from the previous quarter. Product development expenses for the second quarter of 2021 accounted for 38% of the net revenue.

Sales and marketing expenses for the second quarter of 2021 increased by 112% to RMB1.4 billion (US$217 million) from the same period in 2020 and increased by 47% from the previous quarter, primarily due to the increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses for the second quarter of 2021 accounted for 24% of the net revenue.

General and administrative expenses for the second quarter of 2021 increased by 39% to RMB713 million (US$110 million) from the same period in 2020, primarily due to a reversal of bad debt provision in the second quarter of 2020 for the Company’s travel suppliers reflecting the change in credit risk with travel industry recovery. Excluding the effect of bad debt provision, general and administrative expenses stayed flat from the same period in 2020. General and administrative expenses increased by 4% from the previous quarter. General and administrative expenses for the second quarter of 2021 accounted for 12% of the net revenue.

Income tax expense for the second quarter of 2021 was RMB97 million (US$15 million), compared to RMB201 million in the same period in 2020 and RMB41 million in the previous quarter. The change in our effective tax rate was primarily due to the non-taxable income of the fair value changes in equity securities investments and exchangeable senior notes.

Net loss attributable to Trip.com Group’s shareholders for the second quarter of 2021 was RMB647 million (US$100 million), compared to net loss attributable to Trip.com Group’s shareholders of RMB476 million in the same period in 2020 and net income attributable to Trip.com Group’s shareholders of RMB1.8 billion in the previous quarter. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), non-GAAP net income attributable to Trip.com Group’s shareholders was RMB728 million (US$112 million), compared to non-GAAP net loss attributable to Trip.com Group’s shareholders of RMB1.2 billion in the same period in 2020 and non-GAAP net loss attributable to Trip.com Group’s shareholders of RMB204 million in the previous quarter.

Adjusted EBITDA for the second quarter of 2021 was RMB916 million (US$142 million), compared to RMB124 million in the same period in 2020 and RMB-216 million in the previous quarter. Adjusted EBITDA margin was 16% for the second quarter of 2021, compared to 4% in the same period in 2020 and -5% in the previous quarter.

Diluted loss per ordinary share and per ADS was RMB1.02 (US$0.16) for the second quarter of 2021. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP diluted earnings per ordinary share and per ADS were RMB1.13 (US$0.18) for the second quarter of 2021. Each ADS currently represents one ordinary share of the Company.

As of June 30, 2021, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB75.4 billion (US$11.7 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 8:00PM EST on September 23, 2021 (or 8:00AM CST on September 24, 2021) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://s1.c-conf.com/diamondpass/10016512-wu23h2.html

Upon registration, each participant will receive details for this conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode, followed by your PIN.

A telephone replay of the call will be available after the conclusion of the conference call until October 1, 2021.

The dial-in details for the replay:

International dial-in number: +61-7-3107-6325

Passcode: 10016512

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses Non-GAAP financial information related to adjusted net income attributable to Trip.com Group’s shareholders, adjusted EBITDA, adjusted EBITDA margin and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments and exchangeable senior notes, net of tax, recorded under ASU 2016-1. Trip.com Group’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading one-stop travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go support and share travel experience. Founded in 1999 and listed on Nasdaq in 2003, the Company operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	19,415	27,696	4,290
Short-term investments	24,820	35,286	5,465
Accounts receivable, net	4,119	5,339	827
Prepayments and other current assets	9,657	10,377	1,607
Total current assets	58,011	78,698	12,189
Property, equipment and software	5,780	5,605	868
Intangible assets and land use rights	13,344	13,177	2,041
Right-of-use asset	987	1,014	157
Investments (Includes held to maturity time deposit and financial products of RMB15,357 million and RMB12,388 million as of December 31,2020 and June 30, 2021, respectively)	47,943	47,039	7,285
Goodwill	59,353	59,353	9,193
Other long-term assets	436	413	64
Deferred tax asset	1,395	1,706	264
Total assets	187,249	207,005	32,061
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	33,665	40,967	6,345
Accounts payable	4,506	6,577	1,019
Advances from customers	7,605	7,595	1,176
Other current liabilities	12,593	13,431	2,080
Total current liabilities	58,369	68,570	10,620
Deferred tax liability	3,574	3,534	547
Long-term debt	22,718	22,713	3,518
Long-term lease liability	618	608	94
Other long-term liabilities	403	250	39
Total liabilities	85,682	95,675	14,818
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	100,354	110,395	17,098
Non-controlling interests	1,213	935	145
Total shareholders’ equity	101,567	111,330	17,243
Total liabilities and shareholders’ equity	187,249	207,005	32,061

Trip.com Group Limited

Unaudited Consolidated Statements of Income/(Loss)

(In millions, except share and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	1,254	1,580	2,455	380	2,409	4,035	625
Transportation ticketing	1,150	1,506	2,066	320	3,543	3,572	553
Packaged-tour	130	169	367	57	653	536	83
Corporate travel	162	252	390	60	288	642	99
Others	466	602	614	95	1,003	1,216	188
Total revenue	3,162	4,109	5,892	912	7,896	10,001	1,548
Less: Sales tax and surcharges	(3)	(1)	(2)	(0)	(6)	(3)	(0)
Net revenue	3,159	4,108	5,890	912	7,890	9,998	1,548
Cost of revenue	(872)	(1,034)	(1,223)	(189)	(2,092)	(2,257)	(350)
Gross profit	2,287	3,074	4,667	723	5,798	7,741	1,198
Operating expenses:
Product development **	(1,801)	(2,225)	(2,226)	(345)	(3,497)	(4,451)	(689)
Sales and marketing **	(661)	(952)	(1,402)	(217)	(2,044)	(2,354)	(365)
General and administrative **	(513)	(684)	(713)	(110)	(2,455)	(1,397)	(216)
Total operating expenses	(2,975)	(3,861)	(4,341)	(672)	(7,996)	(8,202)	(1,270)
(Loss)/income from operations	(688)	(787)	326	51	(2,198)	(461)	(72)
Interest income	603	418	472	73	1,116	890	138
Interest expense	(461)	(407)	(418)	(65)	(908)	(825)	(128)
Other income/(expense)	1,766	2,508	(848)	(131)	(2,060)	1,660	257
Income/(loss) before income tax expense and equity in income of affiliates	1,220	1,732	(468)	(72)	(4,050)	1,264	195
Income tax (expense)/benefit	(201)	(41)	(97)	(15)	53	(138)	(21)
Equity in (loss)/income of affiliates	(1,491)	74	(94)	(15)	(1,812)	(20)	(3)
Net (loss)/income	(472)	1,765	(659)	(102)	(5,809)	1,106	171
Net loss attributable to non-controlling interests	12	15	12	2	20	27	4
Accretion to redemption value of redeemable non-controlling interests	(16)	—	—	—	(40)	—	—
Net (loss)/income attributable to Trip.com Group Limited	(476)	1,780	(647)	(100)	(5,829)	1,133	175
(Losses)/earnings per ordinary share *
- Basic	(0.80)	2.95	(1.02)	(0.16)	(9.75)	1.76	0.27
- Diluted	(0.80)	2.88	(1.02)	(0.16)	(9.75)	1.73	0.27
(Losses)/earnings per ADS *
- Basic	(0.80)	2.95	(1.02)	(0.16)	(9.75)	1.76	0.27
- Diluted	(0.80)	2.88	(1.02)	(0.16)	(9.75)	1.73	0.27
Weighted average ordinary shares outstanding *
- Basic	599,749,816	604,596,792	635,476,056	635,476,056	597,903,192	644,666,248	644,666,248
- Diluted	599,749,816	629,540,722	635,476,056	635,476,056	597,903,192	656,483,984	656,483,984
** Share-based compensation included in Operating expenses above is as follows:
Product development	252	151	181	28	431	332	51
Sales and marketing	41	22	34	5	71	56	9
General and administrative	195	121	151	23	328	272	42

*

The change in ADS ratio proportionate to the Share Subdivision from eight ADSs representing one ordinary share to one ADS representing one Share, effective on March 18, 2021. Basic and diluted earnings/(losses) per ordinary share (GAAP and Non-GAAP) and weighted average ordinary shares outstanding (GAAP and Non-GAAP) for the three months ended June 30, 2020 and for the six months ended June 30, 2020 have been retrospectively adjusted for the Share Subdivision that became effective on March 18, 2021.

Trip.com Group Limited

Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (Loss)/income	(472)	1,765	(659)	(102)	(5,809)	1,106	171
Less: Interest income	(603)	(418)	(472)	(73)	(1,116)	(890)	(138)
Add: Interest expense	461	407	418	65	908	825	128
Add: Other (income)/expense	(1,766)	(2,508)	848	131	2,060	(1,660)	(257)
Add: Income tax expense/(benefit)	201	41	97	15	(53)	138	21
Add: Equity in loss/(income) of affiliates	1,491	(74)	94	15	1,812	20	3
(Loss)/income from operations	(688)	(787)	326	51	(2,198)	(461)	(72)
Add: Share-based compensation	488	294	366	56	830	660	102
Add: Depreciation and amortization	324	277	224	35	615	501	78
Adjusted EBITDA	124	(216)	916	142	(753)	700	108
Adjusted EBITDA margin	4%	-5%	16%	16%	-10%	7%	7%
Net (loss)/income attributable to Trip.com Group Limited	(476)	1,780	(647)	(100)	(5,829)	1,133	175
Add: Share-based compensation	488	294	366	56	830	660	102
Add: (Gain)/loss from fair value changes of equity securities investments and exchangeable senior notes	(1,194)	(2,367)	1,053	163	1,805	(1,314)	(203)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	27	89	(44)	(7)	(182)	45	7
Non-GAAP net (loss)/income attributable to Trip.com Group Limited	(1,155)	(204)	728	112	(3,376)	524	81
Weighted average ordinary shares outstanding- Diluted-non GAAP *	599,749,816	604,596,792	645,021,131	645,021,131	597,903,192	656,483,984	656,483,984
Non-GAAP Diluted (losses)/income per share *	(1.93)	(0.34)	1.13	0.18	(5.65)	0.80	0.12
Non-GAAP Diluted (losses)/income per ADS *	(1.93)	(0.34)	1.13	0.18	(5.65)	0.80	0.12

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4566 on June 30, 2021 published by the Federal Reserve Board.